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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
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                                 Schedule 14D-9
                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 8)

                              ---------------------

                                DANA CORPORATION
                            (Name of Subject Company)

                              ---------------------

                                DANA CORPORATION
                      (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $1.00 Per Share
                    (including the Associated Series A Junior
                 Participating Preferred Stock Purchase Rights)
                         (Title of Class of Securities)

                                   235811 10 6
                      (CUSIP Number of Class of Securities)

                              ---------------------

                            Michael L. DeBacker, Esq.
                  Vice President, General Counsel and Secretary
                                Dana Corporation
                                4500 Dorr Street
                               Toledo, Ohio 43615
                                 (419) 535-4500
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
           Communications on Behalf of the Person(s) Filing Statement)

                              ---------------------

                                 With copies to:

                             Adam O. Emmerich, Esq.
                               David C. Karp, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                                 (212) 403-1000

[] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.



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                  The purpose of this amendment is to amend and supplement Items
8 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Dana Corporation, a Virginia corporation, on July 22, 2003, as thereafter amended, and to add additional Exhibits and revise the Exhibit Index accordingly.

Item 8.           Additional Information to be Furnished.
                  ---------------------------------------

                  The "Litigation" section of Item 8 is hereby amended by adding the following paragraphs to the end of such section:

         On August 12, 2003, a Dana shareholder filed a purported class action and derivative lawsuit in the United States District Court for the Western District of Virginia (the "Kincheloe Shareholder Action") against the Company and each of its directors. The Kincheloe Shareholder Action purports to be brought individually, on behalf of the Company, and as a class action on behalf of all persons, other than the defendants in the action, who own Shares and who are similarly situated. The Kincheloe Shareholder Action asserts that the director defendants breached their fiduciary duties to the Company's shareholders in connection with the Offer. The Kincheloe Shareholder Action seeks relief declaring that the action can properly be maintained as a class action, directing the director defendants to exercise their duty of care by giving due consideration to any proposed business combination, and directing the director defendants to ensure that no conflict exists between the directors' own interests and those of the Company's shareholders or, if any such conflict exists, to ensure that all such conflicts are resolved in the best interests of the Company's shareholders. The Company and the Board of Directors believe the allegations in the Kincheloe Shareholder Action are without merit.

         A copy of the complaint in the Kincheloe Shareholder Action is attached hereto as Exhibit (a)(18) and is hereby incorporated herein by reference. The foregoing description is qualified in its entirety by reference to Exhibit (a)(18).


Item 9.           Exhibits.
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Exhibit No.           Description
-----------           ----------------------------------------------------------

  (a)(18) Complaint filed by Donald Kincheloe, on behalf of himself and others similarly situated, on August 12, 2003, in the United States District Court for the Western District of Virginia



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                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  DANA CORPORATION

                                                  By: /s/ Joseph M. Magliochetti
                                                      --------------------------

                                                      Joseph M. Magliochetti
                                                      Chairman of the Board and
                                                      Chief Executive Officer

                                                      Dated: August 18, 2003

                                      -2-

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                                INDEX OF EXHIBITS

Exhibit No.           Description
-----------           ----------------------------------------------------------

  (a)(18) Complaint filed by Donald Kincheloe, on behalf of himself and others similarly situated, on August 12, 2003, in the United States District Court for the Western District of Virginia



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